Mail Stop 3561

July 27, 2009

<u>via U.S. mail and facsimile</u>

Gregory A. Serrao, President
American Dental Partners, Inc.
401 Edgewater Place, Suite 430
Wakefield, MA 01880

RE: **American Dental Partners, Inc.**
       Form S-3, Amendment 1, filed July 21, 2009
       File No.: 333-160157
       Correspondence for Form 10-Q for the Period Ended March 31, 2009
       File No.: 0-23363

Dear Mr. Serrao:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

<u>Form 10-Q for the Period Ended March 31, 2009</u>

1. We note the company's response to prior comment three in which you undertake to revise future periodic reports. Please also amend the Form 10-Q for March 31, 2009 to provide the proposed disclosure, as requested by that comment.

Closing Comments

      As appropriate, please amend your filing in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in a filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please feel free to contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 if you have questions.

            Sincerely,

            John Reynolds
            Assistant Director
            Office of Office of Beverages,
            Apparel and Healthcare

cc: Gregory A. Serrao, President
        By facsimile: (781) 224-4216
        Amy M. Shepherd, Esq., Baker & Hostetler, LLP
        By facsimile: (614) 462-2616